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                             February 17, 2023

       Jai Li
       Chief Executive Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            February 14, 2023
                                                            File No. 333-268949

       Dear Jai Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

       Amendment No. 1 to Form F-1 filed February 14, 2023

       Exhibits

   1. We note your response to comment 2 and reissue. Please file a final executed version of the underwriting
agreement as Exhibit 1.1 in a pre-effective amendment to the registration statement.
 Jai Li
FirstName LastNameJai Li
U Power Limited
Comapany17,
February  NameU
            2023 Power Limited
February
Page  2 17, 2023 Page 2
FirstName LastName
       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing